15027220

SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section
RECEIVED
JUN 23 2015
Wash., D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Transportation Group (Securities) Limited.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue, Suite 1504
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J. Steuert (212) 319-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 24 2015
17 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

The Transportation Group (Securities) Limited

Statement of Financial Condition

December 31, 2014

The Transportation Group (Securities) Limited

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Shareholder's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A Copy of the SIPC Supplemental Report.
[ ] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
[ ] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Joseph J. Steuert, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to The Transportation Group (Securities) Limited for the year ended December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

6/17/15
Notary Public

JEREMIAH CANDELARIA
Notary Public, State of New York
Qualified in Kings County
No. 01CA6302932
My Commission Expires 05/05/2018

The Transportation Group (Securities) Limited
Table of Contents
December 31, 2014

Page(s)

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
The Transportation Group (Securities) Limited
261 Madison Avenue. Suite 1504
New York, NY 10016

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
June 16, 2015

The Transportation Group (Securities) Limited

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	6,002
Receivable from affilliate		57,652
Total assets	$	63,654
Liabilities and Shareholder's Equity		
Accrued expenses	$	1,502
Shareholder's equity		
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding		4
Additional paid-in capital		286,714
Accumulated deficit		(224,566)
Total shareholder's equity		62,152
Total liabilities and shareholder's equity	$	63,654

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The Transportation Group (Securities) Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company, a Hong Kong corporation, is a wholly-owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Affiliate"). The Company maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 3).

TTGC and its subsidiaries is a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placement of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files separate federal, state and local income tax returns. The provision for income taxes included in the statement of operations represents minimum New York State and local taxes as required by these jurisdictions. The company has federal and state net operating loss carryforwards of approximately $30,000 as of December 31, 2014, which are available to offset future taxable income, if any. A full valuation allowance has been established for the Company's net operating loss carryforwards.

At December 31, 2014, management has determined that the Company has no uncertain tax positions that would require financial statement recognition. Tax years subsequent to 2011 remain subject to examination by tax authorities.

3. Transactions with related parties

Under the terms of a service agreement between TTGC and the Company (the "Agreement") dated January 1, 2009, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company agrees to pay a management fee to TTGC, equal to 99% of its broker-dealer services revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated independently.

Under the terms of an expense sharing agreement between TTGC and the Company (the "Expense Agreement"), effective January 1, 2007, the Company agrees to pay a monthly fee of $1,000 for Office and Administrative services provided by TTGC.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $4,500 which was deficient of the net capital required by $500. The deficiency existed from April 29, 2014 to June 16, 2015.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.